UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2023 (Report No. 4)

Commission file number: 001-41402

BRENMILLER ENERGY LTD.

(Translation of registrant’s name into English)

13 Amal St. 4th Floor, Park Afek

Rosh Haayin, 4809249 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On June 12, 2023, Brenmiller Energy Ltd. (the “Company”) entered into a definitive securities purchase agreement (the “Purchase Agreement”) with Snowdrop Holding SA for the issuance and sale, in a private placement offering (the “Offering”), of 2,487,778 units (“Units”), each consisting of one ordinary share (each, a “Share”) of the Company, par value NIS 0.02 per share (the “Ordinary Shares”) and one non-tradeable warrant (the “Warrant”) to purchase one Ordinary Share (each, a “Warrant Share” and together with the Shares and Warrants, collectively, the “Securities”), at a price per Unit of $1.00. The Warrants have an exercise price of $1.20 per Warrant and may be exercised beginning on June 12, 2024 and until June 12, 2029.

The Offering is expected to close on June 15, 2023, subject to the satisfaction of customary closing conditions. The Company intends to use the net proceeds from the sale of the Units for working capital and general corporate purposes. The Offering is expected to result in gross proceeds to the Company of approximately $2,500,000. The Company intends to use the net proceeds from the sale of the Units for working capital and general corporate purposes.

The Securities were offered and sold pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S promulgated thereunder. The Securities have not been registered under the Securities Act or applicable state securities laws. Accordingly, the Securities may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

The foregoing summaries of the Purchase Agreement and the Warrants do not purport to be complete and are qualified in their entirety by reference to form of Purchase Agreement and the Warrant, which are attached as Exhibits 10.1 and 4.1, to this Report of Foreign Private Issuer on Form 6-K (this “Report”) and are incorporated herein by reference.

On June 13, 2023, the Company issued a press release titled “Brenmiller Announces Pricing of $2.5 Million Private Placement,” a copy of which is furnished as Exhibit 99.1 with this Report.

This Report shall not constitute an offer to sell or the solicitation of an offer to buy the Securities, nor shall there be any sale of these Securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This Report is incorporated by reference into the Company’s Registration Statements on Form F-3 (Registration No. 333-272377) and Form S-8 (Registration No. 333-272266), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.

4.1	Warrant.
10.1	Purchase Agreement.
99.1	Press Release issued by the Company on June 13, 2023 titled “Brenmiller Announces Pricing of $2.5 Million Private Placement”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brenmiller Energy Ltd.

Date: June 13, 2023	By:	/s/ Avraham Brenmiller
		Name:	Avraham Brenmiller
		Title:	Chief Executive Officer

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